Exhibit 1.01
Lucid Group, Inc. Conflict Minerals Report
For the Year Ended December 31, 2025
This Conflict Minerals Report for the year ended December 31, 2025 (the “CMR”) is prepared to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, which requires certain reporting and disclosure related to conflict minerals with the Securities and Exchange Commission (the “SEC”). The SEC currently defines “conflict minerals” to mean cassiterite, columbite-tantalite (“coltan”), wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants without regard to geographic origin of their conflict minerals and whether or not their conflict minerals fund armed conflict. Please refer to the Rule, Form SD, and SEC Release No. 34-67716 for definitions of the terms used in this CMR, unless otherwise defined herein. Statements in this CMR are based on our due diligence activities performed in good faith for the calendar year 2025 and are based on information available as of the time of this filing, unless otherwise indicated. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or available smelter and/or refiner (collectively referred to as “smelter(s)”) data, errors or omissions by suppliers or smelters, ongoing certifications of smelters, continued guidance or amendments to the Rule, and other issues. Additionally, this CMR may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from those stated. In addition, references to documents, third-party materials, our websites and information available through these websites are not incorporated into this CMR. Throughout this CMR, we use “Lucid,” “we,” “our,” “us” and similar terms to refer to Lucid Group, Inc. and its subsidiaries (collectively, “Lucid” or the “Company”), unless otherwise indicated.
Company Overview
Lucid is a technology company that is shaping the future of mobility through its innovations, advanced technology, and software-defined vehicle platforms. The company’s award-winning Lucid Air and award-winning Lucid Gravity set new standards with their unmatched combination of performance, range, space, and efficiency. Additionally, through our collaboration with leading market and technology partners, Lucid is leveraging its advanced software and hardware architecture to power the next generation of advanced driver assistance system and true eyes-off, hands-off, and mind-off (Level 4) autonomous mobility systems for consumer and ride-hailing applications. Lucid designed, developed, manufactures and sells two groundbreaking EVs: The Lucid Air sedan, for which customer deliveries began in late 2021, and the Lucid Gravity SUV, which arrived on the road in late 2024. Each product has advanced the state-of-the-art with technical achievements, innovations, and superlatives in performance, energy efficiency, electrical architecture, software, design, and manufacturing.
The Lucid Air and the Lucid Gravity are assembled at our EV manufacturing facilities in Casa Grande, Arizona, named Advanced Manufacturing Plant-1 (“AMP-1”) and in the Kingdom of Saudi Arabia (“AMP-2”). Our supply chain consists of both traditional automotive suppliers and high-tech industry suppliers for our vehicles as well as other suppliers providing goods and services to support our operations globally. Our global supply chain is primarily managed by our supply chain team at our Corporate Headquarters in Newark, California who purchase thousands of parts from hundreds of suppliers globally. Given the supply chain for our industry is complex, with many tiers between upstream raw material suppliers and our own manufacturing facilities, we are highly dependent on our suppliers to provide us with the information for their respective supply chains and recognize that they play a key role in helping Lucid to meet our commitments. We have begun to establish a program to foster collaboration and engagement with our suppliers and empower them to establish programs, policies and practices that mitigate the risks of modern slavery from occurring in their operations and supply chains.
Our Policies
Lucid recognizes that we have a responsibility to support and manage the human rights and environmental impacts of our supply chain, including the extraction, harvesting, processing, refining and transportation of raw materials that may become part of our products. We have embedded our commitment to human rights in multiple policies and procedures, as described below:
•In 2023, we implemented our Responsible Sourcing Policy which establishes our commitment to strive to source all raw materials responsibly and directs our suppliers to conduct due diligence on the source and chain of custody of raw materials used in any products provided to Lucid in alignment with the OECD’s Due Diligence Guidance. We expect our suppliers to strive to source from smelters and refiners that have achieved conformance with a recognized audit protocol such as the Responsible Minerals Initiative’s Responsible Minerals Assurance Program.
•Our Policy Against Forced and Child Labor restricts the use of any form of modern slavery, including forced labor, child labor and human trafficking, in any parts of our operations and supply chain. The policy also encourages reporting of any suspected violations to our ethics hotline and prohibits retaliation for reporting.

•Our Supplier Code of Conduct communicates our minerals sourcing due diligence expectations to our suppliers as well as the expectation for our suppliers to support managing our requirements with their suppliers.
•Our standard contracts for all direct vehicle suppliers also include our due diligence expectations for minerals sourcing.
We have described below our efforts to understand the origins of the 3TG sourced in our products and our efforts to assess the source and chain of custody of any 3TG that may have originated in the Covered Countries.
In-Scope Products
Based on our analysis, we have determined that 3TG are necessary to the functionality or production of the Lucid Air and Lucid Gravity over which we had significant influence on the design and/or manufacture (the “In-Scope Products”). We proceeded to conduct a reasonable country of origin inquiry (“RCOI”) and due diligence to assess the sourcing of the 3TG in the In-Scope Products.
Reasonable Country of Origin Inquiry (“RCOI”)
Since we do not buy raw 3TG and are typically multiple tiers away from the smelters and refiners in our supply chain, we are reliant upon our direct suppliers to support our due diligence and request the sourcing information from their supply chain for the 3TG minerals in the products they provide to Lucid. Due to the complexity of the supply chain, the majority of our in-scope suppliers are responding at a company-level and not providing information specific to the products they provide to Lucid. Some suppliers are also providing incomplete information due to not receiving all the information from their own suppliers. As a result, the RCOI determination may be overinclusive or incomplete. Outlined below are the steps we took to perform the RCOI and to determine what further due diligence is needed.
RCOI Approach
To determine which suppliers should be included in the scope of the RCOI, we first performed a risk assessment of all parts or components for our In-Scope Products based on 3TG content based on available supplier declarations to the International Material Data System (the “IMDS”), the industry standard platform for material content information. All related suppliers for the 3TG parts and components identified through IMDS were included in the RCOI. We also included any additional suppliers who had not yet completed their IMDS submission by extrapolating where 3TG was most likely to be found.
We requested our in-scope suppliers to complete the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) to report on their due diligence efforts, including the smelters, refiners, and countries of origin in their supply chain. We engaged a third party to support managing our RCOI, including performing a quality review based on our standards. Our quality review standards include indicators of where the supplier may have completed the CMRT incorrectly, did not report smelters and refiners, indicated conflicting responses with their IMDS submission, or had other indicators of insufficient due diligence in their response.
•As of March 17, 2026, we received responses from 98% of the in-scope suppliers surveyed. Since our suppliers are often unable to report specific countries of origin, we leverage the RMI’s RCOI database which provides aggregated data of countries of origin for smelters and refiners considered to be conformant by the RMI’s Responsible Minerals Assurance Program (“RMAP”), Responsible Jewellery Council (“RJC”) or London Bullion Market Association (“LBMA”). Based on our analysis of our supplier’s CMRTs and RMI’s RCOI database, a portion of our suppliers indicated that at least some of their 3TG is coming from the Covered Countries or reported smelters/refiners linked to the Covered Countries, based on the RMI’s RCOI database.
As a result of our RCOI, we proceeded to conduct due diligence on the source and chain of custody of the 3TG minerals in our products.
Design of Due Diligence
We have designed our due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016 (“OECD Guidance”) and the related supplements for 3TG.

Due Diligence Measures Performed
Step 1. Establish Strong Company Management System
Lucid has taken the following steps to establish a company management system:
•Established a Responsible Sourcing Policy to support our commitment to responsibly source raw materials, including tin, tungsten, tantalum and gold. This policy outlines our expectations for our suppliers to perform due diligence, support our traceability and reporting requests and to strive to source from available smelters and refiners which have undergone an independent third-party audit program, such as the standards set by the RMI, LBMA and RJC, and to manage these expectations with their own suppliers. We have published our policy on the Sustainability section of our website at https://lucidmotors.com/s3fs-public/pdf/responsible-sourcing-policy.pdf
•Established a Policy Against Forced and Child Labor to further support our restrictions against all forms of forced and child labor in our operations and supply chain. The policy can be found on the Sustainability section of our website (https://lucidmotors.com/s3fs-public/pdf/policy-against-forced-and-child-labor.pdf)
•Integrated our responsible sourcing and compliance expectations into the General Terms and Conditions of our vehicle part supplier contracts.
•Updated Lucid’s Supplier Code of Conduct to include more specific due diligence and traceability expectations for raw materials sourcing to align with this regulation and other global regulations.
•Screened for human rights risks as part of our supplier due diligence process to monitor for potential human rights concerns and to identify potential mitigating actions that may be needed.
•Established executive oversight through our Human Rights Executive CoSponsors, which consists of leaders from our Supply Chain, Human Resources, External Affairs/ESG, and Legal organizations and who are responsible for the overall strategy and progress of our human rights-initiatives. They receive regular updates on our compliance strategy and progress as well as results of our due diligence and mitigation efforts.
•Implemented a forced labor training for our Supply Chain, Legal, Human Resources and ESG teams as well as all senior leaders in the organization.
•Utilized a third-party software to support gathering and assessing responses to CMRTs from our in-scope suppliers, perform quality reviews and provide training and reference materials to our suppliers to help them understand the regulation and how to complete the requested annual declaration.
•Implemented a supply chain traceability process. We implemented a materials database that leverages IMDS to help identify which parts of our In-Scope Products may contain the minerals. We adopted the RMI’s CMRT to gather information on countries of origin, smelters and refiners and a description of the due diligence efforts from our suppliers. As members of the RMI, we utilize their aggregated list of country-of-origin information provided for smelters and refiners confirmed as conformant with the Responsible Minerals Assurance Program to identify potential countries of origin of the minerals in our supply chain.
•Established performance indicators to assess our conflict minerals compliance progress, maturity of our suppliers to support our transparency and responsible sourcing requirements and any potential high-risk sourcing.
•Established a “Speak Up! Integrity Helpline” to encourage reporting. This platform allows employees, suppliers and other third parties to anonymously report conflict mineral and other workplace concerns through multiple avenues including online, via phone or text, or to any member of the HR, Legal or ESG teams.
Step 2. Identify and Assess Risk in the Supply Chain
We requested CMRTs from all in-scope suppliers as described in the RCOI Approach section above. We engaged a third party to support assessments of CMRT responses from suppliers, performing the initial quality reviews, and working with the suppliers to address any quality issues identified. Each CMRT response was analyzed for:
•Whether all the required disclosure elements in the CMRT were completed.
•Whether suppliers had received a minimum response rate from their own suppliers.
•Whether the supplier’s responses reconciled with the 3TG information they disclosed in their IMDS submission.
•Whether the suppliers had disclosed smelters and refiners for the conflict minerals in their products.
•Whether the suppliers had a Responsible Sourcing Policy.

We reviewed the smelters and refiners disclosed by our suppliers to assess the risk of sourcing that may not be in conformance with our Responsible Sourcing Policy, OECD Guidance and the broader objectives of the regulation to avoid indirect or direct funding of armed groups in the Democratic Republic of Congo. Each smelter and refiner was checked against the Responsible Minerals Initiative’s Facility Database to determine if it was a valid smelter or refiner and if it had an active, passing audit following either the RMAP, RJC, or LBMA protocols, or if not, whether they were actively engaged in the process of obtaining an audit. In addition, we also reviewed any additional reports available for raw materials, including any publicly available NGO reports, government-provided information or other media to help us identify potential risks in our supply chain.
Step 3. Design and Implement a Strategy to Respond to Identified Risk
We monitor the progress of our efforts with our supply chain and report on the results of our RCOI and due diligence efforts regularly to our supply chain team and Human Rights Executive CoSponsors. To support our due diligence, we engaged a third party to create corrective action plans for each supplier to address any high-risk sourcing identified in their respective CMRTs, including encouraging our suppliers to utilize conformant smelters and refiners, consistent with the expectations in our Responsible Sourcing Policy. We continue to work with our suppliers to respond to our RCOI and to improve the quality of their responses to understand what sourcing issues may be linked to Lucid products.
To further support addressing supply chain risks upstream, we are members of the RMI and Responsible Business Alliance (“RBA”). We leverage the tools provided by the RMI to enhance our due diligence of risks upstream.
Step 4. Carry Out Independent Third-Party Audit of Smelter and Refiner Due Diligence Practices
Since we do not have direct business relationships with the smelters and refiners in our supply chain, we rely upon the RMI’s Responsible Minerals Assurance Program (“RMAP”) and the RMAP Cross-Recognition Program to determine which smelters and refiners disclosed by our suppliers are actively engaged in or conformant with the RMAP, LBMA and RJC independent third party-audit protocols of their due diligence practices. We utilize the RMI’s facility database and RCOI information to help us monitor and manage our supply chain risks. We have also outlined in our Responsible Sourcing Policy that our suppliers should strive to use conformant smelters where available.
Step 5. Report Annually on Supply Chain Due Diligence
The Conflict Minerals Report for 2025 has been published on Lucid’s website at www.lucidmotors.com/sustainability.
Facilities Used to Process the Conflict Minerals in Products, if Known
Lucid is dependent on the cooperation of our direct suppliers to help us identify the smelters and refiners in our supply chain. While we requested our suppliers to provide information specific to the parts and components provided to Lucid, many responses submitted are still at a company-level and not specific to our supply chain. For those suppliers who disclosed a product-specific CMRT to Lucid, some of the upstream supplier information may have been disclosed at a company and not-product level as well – making it further difficult for Lucid to validate the specific facilities related to Lucid’s supply chain. In addition, many suppliers are disclosing that they have not yet completed their own due diligence and are unable to disclose a complete list of smelters and refiners. The information below represents the data we have gathered from our in-scope suppliers as of March 17, 2026. Due to the challenges noted above, the list is likely to be both incomplete and over-inclusive of facilities in Lucid’s supply chain.
Smelter/Refiner Conformant Status
Our suppliers disclosed 332 legitimate, actively operating smelters and refiners, based on the RMI’s Facility Database as of March 17, 2026.
We have outlined in our Responsible Sourcing Policy our expectations for our suppliers to strive to utilize smelters which have had their procedures audited by a recognized third-party audit program such as the RMI’s RMAP, LBMA or RJC. Based on the information disclosed by our suppliers and information available in the RMI’s Facility Database, 69% of all smelters and refiners disclosed by our suppliers have been audited and are considered conformant to one of these protocols. We recognize that this list may fluctuate throughout the year due to changes in sourcing by our supply chain or due to changes in the conformant status maintained by the smelters and refiners.

	Tin	Tungsten	Tantalum	Gold
Conformant* or Active**	50	33	32	93
Not Participating	23	17	3	81
Total	73	50	35	174
Percentage aligned with Lucid’s Responsible Sourcing Policy	68%	66%	91%	53%
*Conformant facilities are those that have successfully completed an assessment against either the applicable RMI, LBMA or RJC standard. These assessments are backward-looking and focus on evaluating facilities' due diligence systems and processes to conform with the standards. They are not material validation assessments.
**Active facilities are those that have committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.
Countries of Origin of the Conflict Minerals in Products, if Known
Similar to identifying which smelters and refiners are in our supply chain, we are dependent upon our in-scope suppliers to help provide transparency into our supply chain to identify from which countries the 3TG may be sourced. Our upstream suppliers also have difficulty in determining which countries of origin that specific smelters and refiners may be sourcing from. Given these limitations, we leverage the RMI’s RCOI database to understand the countries of origin that have been identified for all conformant smelters in aggregate. Since the RMI’s RCOI database also does not provide a linkage between a specific conformant smelter and a country of origin, the list of countries provided may or may not be part of Lucid’s supply chain. We recognize that this list may also fluctuate throughout the year as well as year over year. We have provided a list of countries of origin in Annex I.
Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity
Due to the complexities of the supply chain and the limitations in the data provided by suppliers and RMI, it is difficult for us to determine the origins or mines with exact specificity. We rely upon the CMRTs provided by our in-scope suppliers and the RMI’s RCOI database to identify the smelters, refiners and countries of origin that may be linked to our products. If a potential high-risk sourcing issue is identified through our analysis of this information or through our other due diligence mechanisms, we conduct further follow up with the supplier to attempt to gather more specific origin information and to confirm whether the sourcing is linked to Lucid’s products specifically.
Steps We Have Taken to Mitigate OECD Annex II, Environmental and Social Risks in Our Mineral Supply Chain; Including Steps to Improve Our Due Diligence
We recognize that there are a number of steps we can take to continue to improve our due diligence and mitigate the risks of sourcing from high-risk regions, including continuing to engage with our suppliers to assess our chain of custody for Lucid products and to address any potentially high-risk smelters or refiners identified and engage in cross-industry forums, including the Responsible Minerals Initiative and Responsible Business Alliance.

Annex I – Countries of Origin
The information below represents information from the RMI’s RCOI report as of March 17, 2026, for the smelters and refiners disclosed by our in-scope suppliers. The RMI provides an aggregated list of countries for conformant smelters only. The RMI does not provide a specific country of origin for each conformant smelter due to business confidentiality reasons. Therefore, we are unable to determine with any certainty the specific countries of origin the materials may have come from.

Albania	Georgia	Oman
Algeria	Germany	Panama
Andorra	Ghana	Papua New Guinea
Angola	Greece	Peru
Anguilla	Grenada	Philippines
Antigua and Barbuda	Guatemala	Poland
Argentina	Guinea	Portugal
Aruba	Guyana	Puerto Rico
Australia	Honduras	Romania
Austria	Hong Kong	Russia
Azerbaijan	Hungary	Rwanda
Bahamas	Iceland	Saint Kitts and Nevis
Bangladesh	India	Saint Lucia
Barbados	Indonesia	Saint Vincent and the Grenadines
Belarus	Ireland	Saudi Arabia
Belgium	Israel	Senegal
Benin	Italy	Serbia
Bolivia	Jamaica	Sierra Leone
Bosnia and Herzegovina	Japan	Singapore
Botswana	Jordan	Sint Maarten
Brasil	Kazakhstan	Solomon Islands
Bulgaria	Kenya	Slovakia
Burkina Faso	Kuwait	Slovenia
Burundi	Kyrgyzstan	South Africa
Cambodia	Lao People's Democratic Republic	South Korea
Cameroon	Laos	Spain
Canada	Latvia	Sri Lanka
Cayman Islands	Lebanon	Sudan
Chile	Liberia	Suriname
China	Liechtenstein	Sweden
Chinese Taipei	Lithuania	Switzerland
Colombia	Luxembourg	Tajikistan

Congo, Democratic Republic of the	Macao	Tanzania
Costa Rica	Madagascar	Thailand
Côte d'Ivoire	Malaysia	Timor-Leste
Croatia	Mali	Togo
Curacao	Malta	Trinidad and Tobago
Cyprus	Mauritania	Tunisia
Czech Republic	Mexico	Turkey
Denmark	Moldova, Republic of	Uganda
Dominica	Monaco	Ukraine
Dominican Republic	Mongolia	United Arab Emirates
Ecuador	Morocco	United Kingdom
Egypt	Mozambique	United States of America
El Salvador	Myanmar	Uruguay
Estonia	Namibia	Uzbekistan
Eswatini	Netherlands	Venezuela
Ethiopia	New Zealand	Vietnam
Fiji	Nicaragua	Zambia
Finland	Niger	Zimbabwe
France	Nigeria
French Guiana	Norway